

July 19, 2013

Via E-mail
Larry W. Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: **Community Health Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               File No. 001-15925

Dear Mr. Cash:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies
Electronic Health Records Incentive Reimbursement, page 80

1. You indicate that you deferred recognizing gain for cash received related to incentive reimbursement for HITECH incentives as all criteria for gain recognition had not been met. Please provide us proposed disclosure to be included in future periodic reports that provides the criteria for gain recognition. Ensure that, in addition to demonstrating meaningful use and other criteria in recognizing gain, that you address how you consider that a Medicare final incentive payment is determined using data in the settled 12-month cost report for the fiscal year that begins during the meaningful use year.

18. Supplemental Condensed Consolidating Financial Information, page 122

2. You disclose the notes are guaranteed on a senior basis and on a joint and several basis, with limited exceptions considered customary for such guarantees including the release of the guarantee when a subsidiary's assets used in operations are sold. Rule 3-10(d) of Regulation S-X requires that guarantees be full and unconditional and joint and several in order to not include financial statements of the issuer and any subsidiary guarantors. Please provide us your analysis demonstrating that you meet this requirement. Provide proposed revised disclosure to be included in future periodic reports, as necessary. In addition, please address for us any provision for release of Community Health Systems, Inc. as the parent company guarantor as this would disqualify you from relying on Rule 3-10 of Regulation S-X.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant